Filed by General Motors Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                              Subject Companies: Hughes Electronics Corporation
                                                     General Motors Corporation
                                                 Commission File No. 333-105851
                                                 Commission File No. 333-105853

Set forth below is an English translation of a German language notice that GM published in the German periodical Frankfurter Allgemeine Zeitung on September 5, 2003:


                           GENERAL MOTORS CORPORATION,

       Detroit, Michigan and New York, New York, United States of America.

     NOTIFICATION TO THE HOLDERS OF GENERAL MOTORS' $1 2/3 PAR VALUE COMMON STOCK ("GM $1 2/3 PAR VALUE COMMON STOCK") AND GENERAL MOTORS' CLASS H COMMON STOCK ("GM CLASS H COMMON STOCK") PURSUANT TO SS. 63 GERMAN STOCK EXCHANGE ADMISSION REGULATION (BORSENZULASSUNGS-VERORDNUNG)


                          WRITTEN CONSENT SOLICITATION


General Motors Corporation ("GM") is proposing to engage in transactions that will result in the separation of its currently wholly owned subsidiary, Hughes Electronics Corporation, a provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting ("Hughes"), and the acquisition by News Corporation, an Australia corporation, engaged in the international media and entertainment business, with executive offices in Surry Hills, New South Wales, Australia ("News Corporation") of 34% of Hughes ("Transactions"). On April 9, 2003, GM, Hughes, News Corporation and certain of their affiliates entered into agreements with regard to the Transactions, which agreements have been amended from time to time since then. The respective boards of GM, Hughes and News Corporation have approved the Transactions. In order to effect the Transactions, the GM $1 2/3 par value common stockholders and the GM Class H common stockholders are being asked to approve certain aspects of the Transactions.

If approved by the GM $1 2/3 par value common stockholders and the GM Class H common stockholders and all other closing conditions are satisfied or waived, the Transactions would be accomplished through the following principal steps:

The Hughes Split-Off
--------------------

GM will distribute to the GM Class H common stockholders one share of Hughes common stock in exchange for and in redemption of each outstanding share of GM Class H common stock that they own ("Hughes split-off"). In the aggregate, the shares distributed in the Hughes split-off will constitute approximately 80.2% of the outstanding equity of Hughes (approximately 80.2% of which is Hughes common stock and approximately 19.8% of which is Hughes Class B common stock). GM and Hughes have agreed to certain separation-related arrangements as part of the Hughes split-off, which include the payment by Hughes to GM of a $275 million special cash dividend prior to the Hughes split-off.

The GM / News Stock Sale
------------------------

Simultaneously with the Hughes split-off, GM will sell Hughes Class B common stock representing the remaining approximately 19.8% of the outstanding equity of Hughes to a subsidiary of News Corporation for approximately $3.07 billion in cash and additional consideration consisting, at the election of News Corporation, of News Corporation Preferred ADSs and/or cash worth approximately $0.77 billion, subject to adjustments ("GM / News stock sale").

The News Corporation Stock Acquisition
--------------------------------------

Immediately after the Hughes split-off and the GM / News stock sale, a subsidiary of News Corporation will acquire an additional approximately 14.2% of the outstanding equity of Hughes from the former GM Class H common stockholders who received shares of Hughes common stock in the Hughes split-off ("News Corporation Stock Acquisition"). The News Corporation Stock Acquisition will be accomplished by merging an indirect wholly owned subsidiary of News Corporation into Hughes. In this merger, holders of Hughes common stock will receive in the aggregate approximately $2.74 billion in consideration, subject to certain adjustments, consisting, at the election of News Corporation, of News Corporation Preferred ADSs and/or cash, and will retain in the aggregate approximately 82.3% of the Hughes common stock they received in the Hughes split-off.

As a result of the Transactions, each GM Class H common stockholder would receive for each of its shares of GM Class H common stock approximately 0.82335 of a share of Hughes common stock and approximately $2.47 worth of News Corporation Preferred ADSs, cash or a combination of News Corporation Preferred ADSs and cash, subject to certain adjustments.

Upon completion of the Transactions:

     o GM Class H common stock will be eliminated and GM will no longer have a "tracking stock" designed to provide holders with financial returns based on the performance of Hughes;

     o GM $1 2/3 par value common stock will remain outstanding and will be GM's only class of common stock;

     o Hughes will become an independent public company, listed on the New York Stock Exchange;

     o News Corporation will indirectly own 34% of the outstanding Hughes common stock; and

     o the former GM Class H common stockholders will own the remaining 66% of the outstanding Hughes common stock.


In order to effect the Transactions, GM $1 2/3 par value common stockholders and GM Class H common stockholders must approve an amendment to the GM restated certificate of incorporation and must ratify four additional matters relating to the Transactions. The Transactions will not take place unless each of these five matters is approved or ratified, as applicable. Delaware General Corporation Law and the GM restated certificate of incorporation permit GM to solicit the written consent of the GM $1 2/3 par value common stockholders and GM Class H common stockholders in lieu of a stockholders meeting. In order to approve and ratify the Transactions by written consent, GM must receive the written approval of the holders of (i) a majority of all outstanding shares of GM $1 2/3 par value common stock voting as a separate class, (ii) a majority of all outstanding shares of GM Class H common stock voting as a separate class, and
(iii) a majority of all outstanding shares of GM $1 2/3 par value common stock and GM Class H common stock, voting together as a single class based on their respective per share voting power as set forth in the GM restated certificate of incorporation.

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
The proposals for the approval and ratification by the GM $1 2/3 par value common stockholders and GM Class H common stockholders are as follows:

1) Approval of GM Charter Amendment.

In order to effect the Hughes split-off, the GM restated certificate of incorporation must be amended to add a redemption feature to the terms of the GM Class H common stock. In addition, it is also proposed that the GM restated certificate of incorporation be amended so that the provisions of the GM restated certificate of incorporation that provide for a recapitalization of GM Class H common stock into GM $1 2/3 par value common stock at a 120% exchange rate under certain circumstances will not apply to the Hughes split-off.

2) Ratification of the New Hughes Certificate of Incorporation.

The new Hughes certificate of incorporation sets out, among other things, the terms of the Hughes common stock after completion of the Transactions.

3) Ratification of the Hughes Split-Off (including the $275 million special cash dividend paid by Hughes to GM).

4) Ratification of the GM / News Stock Sale.

5) Ratification of the News Corporation Stock Acquisition.

In addition, the GM $1 2/3 par value common stockholders and GM Class H common stockholders are being asked to approve a second amendment to the GM restated certificate of incorporation to reflect the elimination of the GM Class H common stock after the completion of the Transactions, but the Transactions are not conditioned upon approval of this further amendment to the GM restated certificate of incorporation by the GM $1 2/3 par value common stockholders and GM Class H common stockholders. This proposal will, however, not be implemented unless proposals 1-5, as set out above, are approved or ratified, respectively, and the Transactions are completed.

If the GM $1 2/3 par value common stockholders' and GM Class H common stockholders' approvals with regard to proposals 1-5, as set out above, are obtained and certain additional closing conditions (including antitrust clearance, certain other governmental approvals and a ruling from the U.S. Internal Revenue Service confirming that the Hughes split-off share exchange will be tax-free to GM and the GM Class H common stockholders for U.S. federal income tax purposes) are fulfilled or waived, the Transactions will be effected without any possibility for the current GM Class H common stockholders, even those who voted against the Transactions, to opt-out or not to tender their shares. At that point, individual holders of GM Class H common stock cannot choose not to have their shares redeemed in exchange for shares of Hughes common stock, or not to have these shares converted in the News Corporation Stock Acquisition.

The GM board of directors unanimously recommends that the GM $1 2/3 par value common stockholders and GM Class H common stockholders vote to approve each of the proposals set out above.

Only GM $1 2/3 par value common stockholders and GM Class H common stockholders whose shares were registered in the share register of GM on the record date, August 1, 2003, are entitled to vote on the Transactions.

GM $1 2/3 par value common stockholders can exercise the voting rights with respect to their shareholdings in GM $1 2/3 par value common stock, which are held by the Depositary Trust Company as common depositary for Clearstream Banking AG, Frankfurt am Main ("CBF") by written consent. CBF will not exercise such voting rights for GM $1 2/3 par value common stockholders. CBF will provide GM $1 2/3 par value common stockholders or any person designated by such stockholders on request with a consent card in respect of their shareholdings in GM $1 2/3 par value common stock as of August 1, 2003. GM $1 2/3 par value common stockholders should request the relevant consent card as soon as possible, but no later than September 29, 2003, from CBF through their custodian bank.

GM Class H common stockholders should contact their custodian bank with regard to the exercise of their voting rights on the Transactions.

A comprehensive disclosure document with regard to the Transactions (in the English language) can be obtained free of charge from Deutsche Bank AG, CTAS, Global Equity Services, Post IPO Services, 60262 Frankfurt am Main.

GM $1 2/3 par value common stockholders and GM Class H common stockholders outside the United States, Canada and Mexico who have additional questions with regard to the Transactions can contact Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022, phone 001-877-807-8895 (collect).

Frankfurt am Main, September 5, 2003

For General Motors Corporation

Deutsche Bank Aktiengesellschaft


Special Notice:
---------------

In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. In addition, the definitive materials that are being mailed to GM stockholders contain information about how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1 2/3 par value common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of stockholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the definitive consent solicitation statement of GM / prospectus of Hughes / prospectus of News Corporation.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

This notification contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) the GM stockholder approval required for the transaction may not be obtained at all or on the anticipated schedule; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; and (5) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," "outlook," "objectives," "strategy," "target," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this notification.




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